St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

03045519

December 17, 2003

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 29 2003
WASH. D.C. 187 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June of this year, we have generated and enclosed a Summary Report of the most recent insider transactions to update your records for the following insider:

- Michael A. Terrell (period: December 16-17, 2003)

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosure

dlw 1/8

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Insider transaction detail - View details for insider

2003-12-17 17:10 ET

Transactions sorted by : **Insider**
Insider family name : **TERRELL (Starts with)**
Given name : **Michael A. (Starts with)**
Transaction date range : **December 16, 2003 - December 17, 2003**

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: St. Jude Resources Ltd.													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares Class "A"													
145968	2003-12-17	2003-12-17	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,000	2.4000	895,245						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
145954	2003-12-16	2003-12-17	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.5500	946,190						
145957	2003-12-16	2003-12-17	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,600	2.5000	951,790						
145961	2003-12-16	2003-12-17	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+400	2.4600	952,190						
145962	2003-12-16	2003-12-17	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+4,000	2.4500	956,190						
145964	2003-12-16	2003-12-17	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,900	2.4000	958,090						

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 29 2003
WASH. D.C. 187

December 17, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, please find enclosed a copy of Form 51-901F Quarterly Report covering the nine month period ending October 31, 2003, which we trust you will find in order.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosures

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

(Previously Form 61)

ISSUER DETAILS:

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
St. Jude Resources Ltd.	October 31, 2003	December 16, 2003
ISSUER'S ADDRESS	ISSUER'S FAX NO.	ISSUER'S TELEPHONE NO.
#200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6	(604) 940 - 6566	(604) 940 - 6565
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS	
info@stjudegold.com	www.stjudegold.com	
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Michael A. Terrell	President and C.E.O.	(as above)

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	Michael A. Terrell	December 16 2003
DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	D. Mark Eilers	December 16, 2003

QUARTERLY AND YEAR END REPORT: FORM 51 - 901F (Continued)
For the Nine and Three Month Period Ended October 31, 2003

(SCHEDULE "A") FINANCIAL INFORMATION

Please find enclosed the company's 3rd Quarter Interim Financial Statements, which include:

- Balance Sheet;
- Statement of Operations and Deficit;
- Statement of Cash Flow.

(SCHEDULE "B") SUPPLEMENTARY INFORMATION
(As at October 31, 2003)

Securities: The following shares were issued during the quarter in question:

Date	Number of Shares	Type of Issue	Price per Share	Consideration Received
August 20, 2003	4,499	Exercise of Agent's Compensation Warrants	$0.86	$3,869.14
August 20, 2003	5,000	Exercise of Warrants	$0.90	$4,500.00
August 25, 2003	22,500	Exercise of Warrants	$0.90	$20,250.00
August 28, 2003	10,000	Exercise of Warrants	$0.90	$9,000.00
September 3, 2003	5,000	Exercise of Warrants	$0.90	$4,500.00
September 15, 2003	35,000	Exercise of Agent's Compensations Warrants	$0.86	$30,100.00
September 24, 2003	25,000	Exercise of Agent's Compensation Warrants	$0.86	$21,500.00
September 25, 2003	50,000	Exercise of Warrants	$0.90	$45,000.00
September 26, 2003	12,500	Exercise of Warrants	$0.90	$11,250.00
September 26, 2003	40,000	Exercise of Agent's Compensation Warrants	$0.86	$34,400.00
October 1, 2003	5,000	Exercise of Warrants	$0.90	$4,500.00
October 6, 2003	12,500	Exercise of Warrants	$0.90	$11,250.00
October 24, 2003	909,000	Exercise of Warrants	$0.28	$254,520.00
October 29, 2003	96,000	Exercise of Warrants	$0.28	$26,880.00
October 29, 2003	75,000	Exercise of Warrants	$0.90	$67,500.00
October 31, 2003	1,968,000	Exercise of Warrants	$0.28	$266,040.60
October 31, 2003	100,000	Exercise of Options	$0.21	$21,000.00
TOTAL	**3,374,999**			**$876,559.74**

- Total issued and outstanding shares as at October 31, 2003: 26,432,620.

Options: The following incentive stock options were granted during the quarter in question:

Optionee	Type of Option	Insider: Yes / No	Number of Shares	Exercise Price	Expiry Date
Terrell, Michael A.	Director	Yes	500,000	$1.80	October 30, 2008
Eilers, D. Mark	Director	Yes	100,000	$1.80	October 30, 2008
Bennett, Chris	Director	Yes	100,000	$1.80	October 30, 2008
Midan, W. Ken	Director	Yes	100,000	$1.80	October 30, 2008
Hamula, Mary-Jane	Employee	Yes	200,000	$1.80	October 30, 2008
McMurray, Todd	Employee	Yes	300,000	$1.80	October 30, 2008
Nagra, Kamal	Employee	Yes	50,000	$1.80	October 30, 2008
Flach, George	Employee	No	300,000	$1.80	October 30, 2008
Somdah, Fred	Employee	No	100,000	$1.80	October 30, 2008
Terrell, Patrick	Employee	No	100,000	$1.80	October 30, 2008
TOTAL			**1,850,000**		

Warrants: The following warrants were issued during the quarter in question:

Date	Shares Exercisable under Warrants (RE: Private Placement)	Term of Warrant	Exercise Price during Term	Expiry Date
NIL				

Directors and Officers:

Directors	Officers
Michael A. Terrell	Michael A. Terrell: President and Chief Executive Officer
D. Mark Eilers	Mary-Jane Hamula: Corporate Secretary
Chris A. Bennett	Todd McMurray: Vice-President of Corporate Development
W. Ken Midan	Kamal Nagra: Chief Financial Officer

Non-Arms Length Transactions: The aggregate amount of expenditures made to parties not at arms length from the issuer during the quarter was NIL. Note however, management fees are paid to Bluestar Management Inc., a company controlled by Michael A. Terrell, in connection with its commitment to provide management services.

(SCHEDULE "C")

MANAGEMENT DISCUSSION AND ANALYSIS

(As at December 16, 2003)

This management discussion and analysis covers the nine and three month period ending October 31, 2003, as well as subsequent events up to the date this report is certified by the Issuer.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. At the present time, the company has five gold projects. The Uchi Lake project is located in the Red Lake Mining District in northwestern Ontario, Canada. The Hwini-Butre and the Benso concessions are located in the western region of Ghana, West Africa, and the Goulagou and Rounga concessions are located in the north central region of Burkina Faso.

FINANCIAL REVIEW
For the Nine and Three Month Period Ended October 31, 2003

During the quarter ended October 31, 2003, the company incurred a net loss (before taxes) of $274,815 (2002 - $608,126) which amount includes adjustments for interest income in the amount of $16,019 (2002 - $11,290), a gain on sale of MGB Plastics Inc. in the amount of $38,831, together with gain on equity dilution in the amount of $466,831 which relates to the company's conversion to equity of a shareholders loan to i to i logistics inc. This conversion took place on July 31, 2003. Consequently, the company incurred a net loss of $0.010 per share, compared to a net loss of $0.034 per share during the same period in the previous year.

Expenses incurred for the nine month period ended October 31, 2003, were $844,125 (2002 - $740,936). This represents a moderate increase in expenses year over year which can be attributed to the increased investor communications activity this year. Professional fees relating to legal and accounting services were up slightly during this nine month period at $28,316 (2002 - $20,713). Management fees remained unchanged this quarter over the same quarter 2002, whereby the company pays a management fee to Bluestar Management Inc., a company controlled by Michael A. Terrell, the President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. In addition, wages and employee benefits this quarter were $70,839 (2002 - $67,763). Salaried employees carry out the day-to-day operations at the company's head office in Delta, British Columbia, including reception, secretarial, and some investor relation communication functions. Consulting fees for the nine month period in question were $113,848 (2002 - $262,382). The significant decrease in consulting fees is directly related to the fact that the company no longer consolidates the income and expenses related to i to i logistics inc. in our financial statements. Travel expenses for the nine month period in question were $40,555 (2002 - $59,520). Office expenses, which include

communication costs, delivery charges, office supplies and office equipment leases were $40,928 for the nine month period ended October 31, 2003 (2002 - $31,731). Investor Communication costs were up significantly for nine month period in question at $227,920 (2002 - $8,143). This increase is due largely to an increase in investor relation activity by the company. Promotion & Advertising expenses were $56,475 (2002 - $45,049) for the quarter in question.

During the nine month period ended October 31, 2003, the company capitalized deferred exploration costs in the amount of $2,401,274 (2002 - $1,305,345), where $133,778 was expended on the Hwini-Butre project, $1,505,390 was expended on the Benso project, and $762,106 was expended on the company's Goulagou/Rounga project in Burkina Faso. Please refer to the attached Schedule of Deferred Exploration Costs for a property-by-property breakdown.

The company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the company are the sale of equity capital or the offering by the company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all.

MATERIAL TRANSACTIONS

Acquisition of Rounga Concession - Burkina Faso: During the period in question, the company announced the acquisition of the Rounga Gold Concession in Burkina Faso, West Africa. Rounga is an advanced gold property within trucking distance from the deposits the company is currently developing on the adjoining Goulagou Concession. The agreement announced December 17, 2002, for the Goulagou Permit has now been amended to include the Rounga Permit. St. Jude can acquire a 100% interest in both the Goulagou and Rounga concessions, (subject to the standard government carried interest of 10%), on a staged basis, such that St. Jude earns an initial 90% interest by making five annual payments of US $60,000.00 for a total of US $300,000.00. As of December 15, 2003, the first two annual payments (each US $60,000.00) have now been made. St. Jude has the further option to acquire the original license holders remaining 10% participating interest in both concessions for a further payment of US $1.0 million at any time up to 12 months from first commercial gold production on the properties, together with the issuance of a 5% net profits interest (NPI) to the original licence holder. Pursuant to our amended agreement the original license holder has granted St. Jude the further option to purchase this 5% NPI for an additional payment of US$500,000.00.

Approval of 2003 Option Plan and New Grant: The company received TSX Exchange approval of their 2003 Option Plan (previously approved by Shareholders at its last Annual General Meeting). The company reserved 20% of the company's unissued capital (at that time) which represents 4,611,524 common shares without par value for issuance to persons to whom options are hereafter granted from time to time. Pursuant to this fixed plan, the company granted a total of 1,850,000 options to Directors, Officers and Employees (as earlier detailed in Schedule "B" of this report).

Appointments of New Director and New Officer: The company announced the appointment of Mr. W. Ken Midan to the Board of Directors. Mr. Midan will be responsible for overseeing the development our projects in Ghana and Burkina Faso through to the feasibility phase. Mr. Midan is a senior mining engineer, with over 30 years domestic and international experience in both open pit and underground mine engineering, operations and project development. Mr. Midan worked with the engineering firm of Fluor Daniel Wright Ltd. for a number of years where he was the Manager of the Vancouver Mining Engineering Group. His mining experience ranges from preliminary evaluations to complete feasibility studies in mine designs and construction through to the production phase for large open pit and underground mines, world wide.

Also appointed during the quarter, as the company's Chief Financial Officer, is Ms. Kamal Nagra, who is a Certified General Accountant with 12 years experience in all facets of accounting in the mining industry.

PROJECT SUMMARIES

Uchi Lake Property: The Uchi Lake property consists of 20 claims in the Red Lake Mining District of northwestern Ontario. The property is directly adjacent and south of the old Uchi Lake Gold Mine which produced approximately 110,000 oz. of gold in the early 1900's. To date, St. Jude carried out geochemical surveys, geophysical surveys and trenching programs which lead the company to complete two drill programs on the Waco Vein system on the western portion of the property. Drilling to date has traced a high grade vein system which is averaging approximately 1.1 oz. au/ton across an average width of approximately four feet. This zone has been traced for a strike length of 300 feet and it remains open at depth and to the north. Although the company has not been active on the property for several years, the property remains in good standing and the company has assessment work credits to keep the property in good standing for at least 10 more years. In consultation with our auditors, the company has completely written down the Uchi Lake property due to a lack of activity on this project over the past several years.

The company has announced that it is beginning the process of transferring its Uchi Lake project into a stand alone subsidiary, which will raise its own financing and apply to list its shares on the TSX Venture Exchange. The shares of the subsidiary, which are then held by St. Jude Resources Ltd., will be proportionately distributed on a tax free basis, to all of the shareholders of the company pursuant to a Plan of Arrangement, all of which is subject to regulatory approval.

Hwini-Butre Concession, Ghana, West Africa: The company acquired the Hwini-Butre concession in early 1995. Pursuant to our property agreement, St. Jude has the right to earn up to a 65% interest through a combination of exploration expenditures and cash payments. St. Jude was required to spend US $1 million in exploration expenditures which has been completed. The company currently holds a 49% interest in the property and upon the payment of US $800,000, the company can increase its ownership to 65%. At that time, the Government of Ghana will have a 10% carried interest, and our joint venture partner, Hwini-Butre Minerals Ltd., will hold a 25% participating interest. In the event that our joint venture partner elects not to participate in the development of the project, its interest will be reduced to a 12.5% carried interest, or at their option, to a 6% net profits interest.

The property straddles approximately 20 km. of the main Ashanti gold belt and hosts several highly prospective prospects. Geophysical and geochemical surveys have been carried out over the entire concession and a number of highly prospective targets have been identified. Exploration has focused on the southern end of the concession where a significant gold resource has been established. Intensive exploration includes 16 km. of trenching, 1,300 sample pits, and over 25,000 meters of diamond drilling. An economic grade zone of mineralization has been established over a strike length of approximately 1,000 meters, running from the Adoikrom deposit in the north, through the Father Brown zone to the Dabokrom shaft zone in the south. Furthermore, the extensive pitting in the southern sector has identified large areas of surface enrichment down to a depth of three to five meters. In addition to the main zone of mineralization, the company is optimistic that this surface enrichment has the potential to become an extremely low cost source of ore, which can be processed quickly and profitably.

On January 18, 2002, the company released a preliminary resource estimate on the Hwini-Butre concession which was prepared by the Toronto based firm of Watts, Griffis and McOuat Limited ("WGM"), consulting geologists and engineers. WGM is acting as St. Jude's independent qualified person (firm) as defined by the TSE/OSC Mining Standard Task Force and has been retained by St. Jude as an ongoing technical advisor on the project. WGM has confirmed that the classification of the mineral resources conforms with the definitions provided in National Instrument 43-101 and followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum ("CIM Standards").

Resources have been estimated only at the Adoikrom, Father Brown and Dabokrom deposits. The study confirms that to date, these three deposits contain an Indicated Resource of 4.25 million tonnes grading 4.11 g/t au, plus an Inferred Resource consisting of two components; an insitu resource of 1.72 million tonnes grading 3.01 g/t au, and eluvial and reworked surface material totalling 5.66 million tonnes grading 1.14 g/t au. The Indicated Resource contains 562,000 oz. of gold and the Inferred Resource contains 374,000 oz. of gold.

On March 27, 2002, the company reported drill results from 39 new drill holes on the Hwini-Butre concession. The drilling on the Adoikrom, Father Brown and Dabokrom deposits (the southern targets) was in-fill and/or step-out drilling based on recommendations from WGM. The purpose of the drilling at the southern targets was to

upgrade the quality of some of the resources from the inferred to the measured and indicated category. The results reported were consistent with and/or better than previous results from the southern targets and these drill results will be plotted and interpreted in conjunction with previous results for the purpose of arriving at an updated resource estimate. Included in this News Release were the results of five new drill holes at the Abada target, which were also considered to be encouraging. The results from the Abada target have yet to be considered as a resource and follow up drilling at this target is being contemplated.

Benso Concession, Ghana, West Africa: In late 2000, the company entered into an agreement with Fairstar Explorations Inc., of Montreal, Quebec, to acquire an interest in Fairstar's Benso concession located in Ghana, West Africa. The Benso concession is located directly adjacent to and north of the company's Hwini-Butre concession. Pursuant to our agreement with Fairstar, St. Jude can earn a 60.125% participating interest in the property by advancing the project to the feasibility report stage. Fairstar retains a 22.375% participating interest in the concession, and a local Ghanaian firm retains a 7.5% carried interest. The Ghanaian Government will retain its customary 10% carried interest. St. Jude is the operator of this project.

The company has been carrying out a variety of surface exploration and diamond drilling and has focused most of our exploration on the area referred to as Subriso. Originally, our drilling activities had encountered significant drill intersections in an area referred to as Subriso East and a second area referred to as Subriso West.

On May 29, 2002, the company announced the discovery of a new zone of mineralization referred to as the Subriso Central area, which is located between the Subriso East and Subriso West. The Subriso Central deposit was discovered adjacent to and in the footwall of Subriso West. The discovery hole for Subriso Central was SJB-47, which averaged 10.02 g/t au over 15 meters. This hole was drilled as a follow-up to an earlier intersection in the footwall of the Subriso West zone from hole SJB-13 which returned 10.83 g/t au over 5 meters.

On August 1, 2002, the company announced the results of 10 new drill holes in the Subriso Central and Subriso West zone gold deposits. Highlights from this drilling include hole SJB-62 that averaged 78.71 g/t over 12 meters.

On September 20, 2002, the company announced additional significant drill intersections from 30 new drill holes which were completed on the Benso concession. Overall, the company continues to be encouraged by the consistent above average grades and widths of the gold intersections which have been encountered at the Subriso deposits. For example, results from Subriso include:

Subriso East Zone	Subriso West Zone	Subriso Central Zone
• *10m of 14.49 g/t au*	• *14m of 10.29 g/t au*	• *10m of 14.87 g/t au*
• *9m of 15.96 g/t au*	• *36m of 7.16 g/t au*	• *15m of 10.02 g/t au*
• *9m of 11.84 g/t au*	• *29m of 9.42 g/t au*	• *12m of 78.71 g/t au*

On March 19, 2003, the company announced the discovery of a new high grade zone of mineralization S.W. of the Subriso West deposit. This new zone of mineralization is referred to as the G-Zone and it was the first of several new highly prospective geochemical gold anomalies which have been established by the reinterpretation of local geology. At that time, drill results indicated the presence of a significant zone of mineralization that varied in width and grade, however, Hole #SJB-123 returned values as high as 6.9 g/t au over 42 meters.

On July 10, 2003, the company released more results from the G-Zone and other new anomaly areas. Some of the more interesting results included:

20 meters averaging 27.35 g/t au (Note, this intersection included 1 meter which graded 524 g/t au);
14 meters of 3.78 g/t au;
16 meters of 4.85 g/t au;
14 meters of 5.4 g/t au (from the I-Zone).

Included in the July 10, 2003, News Release was the announcement that the company had amended its agreement with Fairstar Explorations Inc. to include the Chichiwelli prospect. This prospective northern block of the Benso concession is over 14 sq. km. in area. Previously, the Chichiwelli prospect had been excluded from our agreement and had been retained by Fairstar Explorations Inc. As a result of this new amendment, St. Jude is now earning a 60.125% interest in the entire Benso concession, which now consists of three concession

blocks, namely Amantin, Subriso and Chichiwelli. St. Jude is earning its interest by carrying out sufficient exploration work to generate a feasibility report (as defined by our agreement) on or before January 1, 2007.

The Chichiwelli area is the site of ancient artisanal gold production and was intensively prospected in the early 1900's. In the late 1980's, BHP held a very large prospecting concession over much of the southern portion of the Ashanti Belt, including the Chichiwelli, Subriso and Amantin areas. Their regional soil geochemical program revealed a prominent gold-in-soil anomaly over 1 km. long within the Chichiwelli area. Drilling by BHP intersected a 30 meter zone of mineralization containing visible gold at several intervals. This included:

6.1 g/t au over 3.6 meters;
6.15 g/t au over 1.8 meters;
8.5 g/t au over 1.3 meters.

A second drill hole, approximately 200 meters to the north, revealed similar mineralization with visible gold, but over a narrower zone. This zone included a 5 meter section grading 13.11 g/t au.

Exploration at Benso will re-commence immediately in the new year.

Goulagou Project, Burkina Faso, West Africa: On December 17, 2002, the company announced the acquisition of its Goulagou project in Burkina Faso. The concession is 249 sq. km. in size and is located approximately 100 km. west of the capital city of Ouagadougou and 20 km. north of the city of Ouahigouya. The company can acquire a 100% interest, (subject to the standard government carried interest of 10%), on a staged basis, such that St. Jude earns the initial 90% interest by making five annual payments of US $60,000.00 for a total of US $300,000.00. The first annual payment totalling US $60,000.00 has been made. St. Jude has the further option to acquire the Vendor's remaining 10% participating interest for a further payment of US $1.0 million at any time up to 12 months from first commercial gold production on the property, together with the issuance of a 5% net profits interest, which shall thereafter be retained by the vendor.

The Goulagou project was part of a larger land assembly held by Channel Resources Ltd. ("CRL") from 1994 to 2001. CRL carried out extensive exploration on Goulagou, including mapping, soil and rock sampling, airborne geophysics as well as 421 drill holes (in combination of Core, RC and RAB drilling), totalling 22,868 meters. The two principal targets which have been identified to date at this project, are referred to as the GG1 and GG2 deposits. On March 5, 2003, the company announced results from its first nine drill holes at GG2, the most significant of which included a 50 meter intersection, averaging 3.6 g/t au. Those results are set out in the table below:

Hole #	Dip Degrees (-)	Azimuth	Coordinates		From -To	Interval	Grade
			North (m)	East (m)	(m)	Width (m)	g/t Au
SJBF-2	-45	180	1505609	576096	31-81	50	3.6
					135 - 150	15*	2.38
SJBF-3	-45	180	1505455	576188	19 - 26	7	2.87
					75 - 80	5	1.45
SJBF-4	-50	360	1505436	576088	95 - 117	22	2.66
					172 - 184	12*	1.48
SJBF-5	-45	180	1505522	576199	91 - 94	3**	0.83
SJBF-6	-45	180	1505525	576095	9 - 14	5	2.26
SJBF-7	-45	180	1505577	576100	5 - 23	18	2.85
					36 - 48	12	3.33
					109 - 117	8	3.26
SJBF-8	-45	180	1505576	576147	9 - 20	11***	3.31
SJBF-9	-45	180	1505534	576143	35 - 53	18	1.6
SJBF-10	-50	180	1505430	576187	10 - 20	10	2.37

*stopped in mineralization ** stopped before mineralization *** hole lost before 2nd zone

On May 28, 2003, the company announced results from a further 14 drill holes from the GG2 deposit, the most significant of which was a 67 meter intersection, averaging 2.02 g/t au.

The company has spent the past nine months at the Goulagou project and has been carefully comparing our exploration results with the CRL data, and management is of the opinion that the exploration carried out by CRL was done in a professional and diligent manner. All of our exploration results to date, have verified the accuracy of the comparable CRL drill results.

On September 29, 2003, the company released further drill results from the GG1, GG2 and Yabonsgo prospects at the Goulagou concession. The highlights from this latest round of drilling include 2.57 g/t au over 25 meters (including 4.47 g/t au over 7 meters).

The company continues to be encouraged by the presence of ore grade mineralization, along the GG1 and GG2 anomalies and is also encouraged by the presence of interesting grade intersections at the Yabonsgo prospect.

Surface exploration and drilling will continue at the Goulagou property in the new year.

All of the company's mineral exploration is under the direct supervision of George A. Flach, B.Sc., P.Geo, who is a Qualified Person responsible for the design and management of our ongoing exploration and drill programs.

i to i logistics inc.: Since i to i logistics inc. ("i to i") was established on November 15, 2000, it has made significant progress in establishing itself as an outsource logistics company, which provides both internet based and traditional supply chain management services. To date, the company has focused on securing several fourth party logistic consulting contracts which form a good solid client base for the company. At the same time, i to i is also working to develop leads for third party logistics opportunities, where i to i can establish gain sharing joint venture opportunities with clients who are interested in outsourcing certain aspects of their supply chain logistics. Shareholders and other interested parties are encouraged to visit i to i's website at http://www.itoilogistics.com.

Effective July 31, 2003, St. Jude has withdrawn from its earn-in agreement with i to i and accordingly, its previously held 51% interest has been cancelled. The company has converted its outstanding loan to i to i into a 25% non-controlling equity interest. It is anticipated that i to i will independently raise financing and then apply to be listed on the TSX Venture Exchange. Eventually, the shares of i to i, which are then held by St. Jude, will be proportionately distributed on a tax-free basis, to all of the shareholders of St. Jude, pursuant to a Plan of Arrangement, all of which is subject to regulatory approval.

GENERAL / OTHER

Material Differences in Actual Use of Proceeds: There has been no material difference in the actual use of proceeds from any previous disclosure by the issuer regarding the intended use of proceeds.

Investor Relations Activities: Investor relations functions were accomplished through personnel whose duties include dissemination of news releases, investor communications, and general day-to-day operations of this department. Mr. Todd McMurray, Vice-President of Corporate Development, assists in the implementation of our investor relations program. The company has also engaged the services of National Media Associates, based in Los Angeles, to conduct a media awareness programs on behalf of the company, the terms of the service agreement specify a term of one year, with a monthly fee of US $5,000.00. The company has also issued 290,000 incentive stock options to National Media Associates which shall vest in stages over a period of 12 months commencing January 13, 2003, with no more than 25% of the options vesting in any three month period.

Subsequent Material Transactions: Subsequent to October 31, 2003, the company entered into material transactions as noted below:

Brokered Private Placement: The company closed an $18 million private placement financing which was co-led by Haywood Securities Inc. and Salman Partners Inc. (the Agents). As previously announced November 5, 2003, the company originally agreed to issue 7.5 million units, but due to over subscription demand the agents exercised their $3 million greenshoe option. Accordingly, a total of 9 million units at $2.00 per unit were issued. Each Unit consisted of one common share, plus one half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at $3.00 for a period of five years. The Agents, received a 6.5% commission, together with Agent Compensation Options, which entitles them to acquire 450,000 shares each, at the same price of the unit issue for a period of two years. All shares issued in this

private placement will be subject to the standard hold period imposed by Exchange Policies. The proceeds of this private placement will be applied towards advancing the company's gold deposits at Hwini-Butre to feasibility, for further resource development at Benso, for resource definition at Goulagou/Rounga, and for general working capital purposes.

Acquisition of Remaining Interest in Benso Concession: The company entered into agreements with both Fairstar Explorations Inc. and Architect Co-Partners Limited for the acquisition of the remaining 29.875% of the Benso concession. On closing, St. Jude will own 100% of the Benso concession (subject to the standard Government 10% carried interest). The consideration paid consists of 950,000 shares of St. Jude, (which is subject to regulatory and voluntary hold periods over a 24-month period), cash payments totalling CDN $635,000 and production royalties, which at a gold price of $400/oz., are equivalent to 1.75%. St. Jude has retained the right to re-purchase these royalties for a total price of CDN $4.65 million, provided that the purchase price increases to CDN $7.25 million if more than 3 million ounces are produced, and CDN $9.25 million if the production of more than 3.5 million ounces are contemplated in the first feasibility study.

Legal Proceedings, Liquidity and Solvency: At this time, no legal proceedings by/or against the company have been commenced. As of the date of this report, the company has approximately $17,692,276 in its treasury. The company is in good standing and has sufficient capital on hand to meet its ongoing obligations as they become due for the foreseeable future.

Transfer Agent: CIBC Mellon Trust Company

Trading Symbol: SJD - TSX Venture Exchange

SEC Exemption under Rule 12g3-2(b): No. 82 - 4014

Please direct all inquires to:

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel : (604) 940 - 6565
Fax: (604) 940 - 6566

www.stjudegold.com

(SCHEDULE "A") **Financial Information**
(Unaudited – Prepared by Management)

Balance Sheet

For the Nine Month Period Ended October 31, 2003

	October 31, 2003	January 31, 2003
Assets:		
Current assets:		
Cash and investments	$1,260,008	$ 2,891,480
Accounts receivable	11,711	17,166
Prepaid expenses	33,171	3,338
	1,304,890	2,911,984
Mineral properties *(note 2)*	17,434,460	15,033,186
Investment in i to i logistics inc. *(note 1)*	497,445	-
Equipment	426,247	227,593
Less accumulated amortization	(190,819)	(170,245)
	235,428	57,348
	$19,472,223	$ 18,002,518
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 204,983	$ 141,391
Income and capital taxes payable	(4,015)	1,013
	200,968	142,404
Shareholders' equity:		
Share capital	29,782,192	28,087,572
Contributed surplus	652,602	652,602
Deficit	(11,163,539)	(10,880,060)
	19,271,255	17,860,114
	$ 19,472,223	$ 18,002,518

Statement of Operations and Deficit

For the Nine and Three Month Periods Ended October 31, 2003 and 2002

	Three Months Ended October 31		Nine Months Ended October 31	
	2003	**2002**	**2003**	**2002**
Expenses:				
Management fees	**$ 52,500**	$ 52,500	**$ 157,500**	$157,500
Consulting fees	**16,193**	96,780	**113,848**	263,382
Investor communication	**131,317**	3,628	**227,920**	8,143
Promotion and advertising	**9,222**	25,362	**56,475**	45,049
Wages and benefits	**23,684**	22,524	**70,839**	67,763
Office	**15,280**	11,021	**40,928**	31,731
Travel expenses	**16,732**	26,346	**40,555**	59,520
Rent	**11,061**	10,022	**33,103**	45,504
Administration	**26,839**	9,342	**48,802**	29,404
Amortization	**10,047**	3,514	**23,176**	10,544
Professional fees	**25,755**	(1,500)	**28,316**	20,713
Bank charges and interest	**854**	547	**2,663**	1,683
	339,484	260,086	**844,125**	740,936
Income:				
Income	**-**	31,674	**74,840**	70,374
Interest earnings	**2,819**	2,852	**16,019**	11,290
Gain on sale of MGB Plastics Inc.	**38,831**	-	**38,831**	70,200
Gain on equity dilution	**466,831**	-	**466,831**	-
Foreign exchange gain / (loss)	**(9,702)**	(2,395)	**(27,212)**	(10,400)
	498,779	32,131	**569,309**	141,464
Profit / (loss) before taxes	**159,296**	(227,955)	**(274,816)**	(599,472)
Income & capital tax expense	**(2,873)**	(1,565)	**(8,453)**	(8,654)
Net profit / (loss)	**156,422**	(229,520)	**(283,269)**	(608,126)
Deficit, beginning of period	**(11,319,961)**	(6,592,829)	**(10,880,060)**	(6,212,761)
Share issue costs	**-**		**(210)**	(1,462)
Deficit, end of period	**$ (11,163,539)**	$ (6,822,349)	**$ (11,163,539)**	$ (6,822,349)

Statement of Cash Flow

For the Nine and Three Month Periods Ended October 31, 2003 and 2002

	Three Months Ended October 31		Nine Months Ended October 31	
Cash provided by (used in):				
	2003	**2002**	**2003**	**2002**
Operations:				
Net income / (loss)	**$ 156,422**	$ (229,520)	**$ (283,269)**	$ (608,126)
Adjustment for non-cash items:				
Amortization	**10,047**	3,514	**23,176**	10,544
Gain on sale of property	**-**	-	**-**	(70,200)
Gain on sale of MGB Plastics Inc.	**(38,831)**	-	**(38,831)**	-
Gain on equity dilution - i to i logistics inc.	**(466,831)**	-	**(466,831)**	-
Change in non-cash operating working capital:				
Accounts receivable	**3,089**	(2,175)	**5,455**	2,675
Income taxes recoverable	**-**	-	**(5,028)**	(1,454)
Prepaid expenses	**(29,833)**	8	**(29,833)**	6,336
Accounts payable and accrued liabilities	**(116,558)**	(21,544)	**39,730**	(301,744)
	(482,494)	(249,717)	**(755,430)**	(961,969)
Investments:				
Exploration expenditures:				
Uchi Lake Mineral Property, Ontario	**-**	-	**-**	-
Hwini-Butre Concession, Ghana	**(35,446)**	(47,933)	**(133,778)**	(100,026)
Benso Concession, Ghana	**(411,372)**	(348,512)	**(1,505,390)**	(1,205,318)
Burkina Faso	**(355,619)**		**(762,106)**	
Sale of oil and gas property	**-**	-	**-**	348,000
Loans receivable:				
MGB Plastics Inc.	**-**	-	**-**	(795,000)
Proceeds on sale of MGB Plastics Inc.	**38,831**	-	**38,831**	-
Additions to equipment	**(71,884)**	-	**(208,009)**	(8,050)
	(835,490)	(396,445)	**(2,570,452)**	(1,760,394)
Financing:				
Share issue costs	**-**	-	**(210)**	(1,462)
Issuance of class "A" shares	**1,121,059**	-	**1,694,620**	672,020
	1,121,059	-	**1,694,410**	670,558
Increase (Decrease) in cash	**(196,925)**	(646,162)	**(1,631,472)**	(2,051,805)
Cash and investments, beginning of period	**1,456,933**	1,465,221	**2,891,480**	2,870,864
Cash and investments, end of period	**$ 1,260,008**	$ 819,059	**$ 1,260,008**	$ 819,059

See accompanying notes to interim financial statements.

1. **Significant accounting policies:** Basis of presentation - Effective July 31, 2003, the company converted its shareholders loan to a 25% non-controlling equity position in i to i logistics inc. and accordingly, these financial statements reflect the necessary adjustments in this regard and the company no longer consolidates its financial statements with i to i logistics inc. The company presents its investment in i to i logistics inc. on a cost basis.

2. **Mineral Properties:** See attached Schedule of Deferred Exploration Costs for a property-by-property breakdown of exploration expenditures.

ST. JUDE RESOURCES LTD.
Schedule of Deferred Exploration Costs (Note 2)
For the Nine Month Period Ending October 31, 2003

Uchi Lake Property, Ontario

	Acquisition Costs to Date	Year End January 31, 2002	Year End January 31, 2003	1st Quarter April 30, 2003	2nd Quarter July 31, 2003	3rd Quarter October 31, 2003
Balance beginning of period		397,748.18	397,748.18	1.00	1.00	
Acquisition costs	12,000.00	-	(11,999)	-	-	-
Consulting / personnel		-	(74,362)	-	-	-
Consumable field equipment		-	-	-	-	-
Drilling		-	(238,311)	-	-	-
Support services		-	-	-	-	-
Line cutting & clearing		-	(5,000)	-	-	-
Trenching & pitting		-	(11,000)	-	-	-
Geological mapping		-	(5,000)	-	-	-
Geophysical surveys		-	(42,075)	-	-	-
Geochemical surveys		-	(10,000)	-	-	-
Total for period		-	(397,747)			
Written off		-	(397,747)	-	-	-
Balance end of period		**397,748.18**	**1.00**	**1.00**	**1.00**	**0.00**
Total to date Uchi Lake			**1.00**	**1.00**	**1.00**	**0.00**

Hwini-Butre Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2002	Year End January 31, 2003	1st Quarter April 30, 2003	2nd Quarter July 31, 2003	3rd Quarter October 31, 2003
Balance beginning of period		10,292,678.94	11,469,813.08	11,629,066.61	11,689,465.11	
Acquisition costs	-	-	-	-	-	-
Consulting / personnel		283,451.86	90,413.75	23,963.50	17,265.41	12,494.84
Consumable field equipment		-	-	-	-	-
Drilling		464,479.37	98.51	-	-	
Support services		324,966.15	58,088.04	36,435.00	20,668.28	22,951.15
Line cutting & clearing		72,839.37	3,136.46	-	-	
Trenching & pitting		31,397.39	7,516.77	-	-	
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		1,177,134.14	159,253.53	60,398.50	37,933.69	35,445.99
Written off		-	-	-	-	-
Balance end of period		**11,469,813.08**	**11,629,066.61**	**11,689,465.11**	**11,727,398.80**	**35,445.99**
Total to date, Hwini-Butre			**11,629,066.61**	**11,689,465.11**	**11,727,398.80**	**11,762,844.79**

Benso Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2002	Year End January 31, 2003	1st Quarter April 30, 2003	2nd Quarter July 31, 2003	3rd Quarter October 31, 2003
Balance beginning of period		373,891.50	1,457,760.43	3,183,213.02	3,734,476.43	
Acquisition costs	39,750.00	-	39,750.00	-	-	-
Consulting / personnel		170,483.75	270,234.25	43,759.39	76,385.05	55,527.74
Consumable field equipment		8,730.17	-	228.94	1,833.77	-
Drilling		512,718.59	1,010,861.61	294,707.13	286,384.05	248,761.69
Support services		292,403.39	377,184.24	170,514.50	144,677.92	96,225.77
Line cutting & clearing		33,032.36	13,364.90	9,910.32	6,889.43	10,857.45
Trenching & pitting		66,500.67	14,057.59	32,143.13	26,584.34	-
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		1,083,868.93	1,725,452.59	551,263.41	542,754.56	411,372.65
Written off		-	-	-	-	-
Balance end of period		**1,457,760.43**	**3,183,213.02**	**3,734,476.43**	**4,277,230.99**	**411,372.65**
Total to date, South Benso			**3,183,213.02**	**3,734,476.43**	**4,277,230.99**	**4,688,603.64**

Burkina Faso Property, West Africa

	Acquisition Costs to Date	Year End January 31, 2002	Year End January 31, 2003	1st Quarter April 30, 2003	2nd Quarter July 31, 2003	3rd Quarter October 31, 2003
Balance beginning of period		-	0.00	220,905.37	382,721.81	
Acquisition costs	94,800.00	-	94,800.00	-	-	-
Consulting / personnel		-	7,775.00	16,998.89	31,909.88	20,781.42
Consumable field equipment		-	-	869.95	689.98	-
Drilling		-	102,630.37	85,267.60	172,316.42	291,171.88
Support services		-	15,700.00	58,680.00	30,843.87	35,574.84
Line cutting & clearing		-	-	-	8,910.40	8,090.39
Trenching & pitting		-	-	-	-	-
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		0.00	220,905.37	161,816.44	244,670.55	355,618.53
Written off		-	-	-	-	-
Balance end of period		**0.00**	**220,905.37**	**382,721.81**	**627,392.36**	**355,618.53**
Total to date, Burkina Faso			**220,905.37**	**382,721.81**	**627,392.36**	**983,010.89**

Total Mineral Properties **17,434,459.32**